Koor Industries Ltd.


                                                Office of Legal Counsel
                                                21 Ha'arba'ah St.
                                                Tel-Aviv 64739
                                                Israel
                                                Tel.:972-3-6238420
                                                Fax:972-3-6238425

                                                6 December 2001



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
The Securities Authority     The Tel Aviv Stock Exchange    The Registrar of Companies
22 Kanfei Nesharim St.       54 Ahad Ha'am St.              97 Yafo St.
Jerusalem 95464              Tel Aviv 65202                 Jerusalem 91007
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Fax: 02-6513940              Fax: 03-5105379
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Dear Sirs,

Re:   Immediate Report (NO. 20/2001)
      Koor Industries Ltd. (Company No. 52-001414-3)

Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

The General meeting of the Debenture holders (Series F) of the Company has been postponed, and it will take place on Thursday, 13 December 2001, at 11:30 a.m. at the Company's offices, 21 Ha'Arbah Street, Tel Aviv (Platinum
House, 19th Floor).

The agenda for the postponed meeting is as follows: The change of the Company's reporting method to the method under the U. S. law, in accordance with the choice granted under Chapter E3 of the Israeli's Securities Law -
1968, as long as the shares of the Company are registered for trade in the U.S.

The quorum, needed in order for the meeting to take place, is two debenture holder participants or asignees, without taking into consideration the number of their holdings. The majority needed to approve these decisions, is the majority of the participants in the voting, except for controlling shareholders of the Company.

It is possible to review the full version of the proposed decision, at the Company's secretary, Shlomo Heller, Adv., at the Company's offices, 21
Ha'Arbah Street, Tel-Aviv (Telephone: 972-3-6238420) on Sun-Thurs between
8:00 - 16:00. Each debenture holder which requests to participate in the above meeting via a representative or asignee, will submit a letter of appointment at the Company's offices, to the Company's secretary, at least
48 hours before the scheduled meeting.


                                                  Yours Sincerely,


                                                 Shlomo Heller, Adv.
                                                   Legal Counsel